Exhibit 99.1

Institutional Digital Asset Infrastructure: Distribution Layer Expansion and CEX-to-DeFi LaaS Convergence

NEW YORK CITY, NY / ACCESS Newswire / August 14, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

The first week of August 2026 marks a structural inflection point in the distribution and accessibility of “Lending-as-a-Service” (LaaS) and “DeFi-as-a-Service” (DaaS) infrastructure. Major trading platforms across both decentralized (Uniswap) and centralized (Bitget) venues have officially transitioned from proprietary lending desks to embedding modular on-chain credit engines (Morpho). Concurrently, the expansion of LaaS into Hong Kong’s regulated framework via HashKey’s HSK Chain indicates that permissioned digital asset credit is securing institutional footholds across the Asia-Pacific (APAC) region, supported by high-throughput Layer-2 sub-second pre-confirmations on Base.

1) Decentralized Distribution: Uniswap Launches “Earn” Powered by Morpho Primitives

The largest decentralized exchange by volume has natively integrated on-chain credit infrastructure into its primary user application.

●	Infrastructure Integration: On July 31, 2026, Uniswap officially launched “Earn,” a self-custodial lending feature built directly on Morpho’s modular lending protocol.

●	Institutional Curation: The underlying credit pools are curated by professional risk curator Gauntlet, enabling retail and institutional users to deposit major liquid assets (USDC, USDT, and ETH) to generate variable lending yields without navigating secondary protocol interfaces.

●	Strategic Implication: This integration establishes Morpho as the default credit engine for top-tier DeFi applications, effectively decoupling front-end user acquisition from backend risk and ledger management.

2) Centralized-to-Decentralized LaaS Convergence: Bitget Plugs 125M Users into Morpho Vaults

Centralized exchanges (CEXs) are increasingly utilizing decentralized LaaS layers to eliminate internal balance-sheet risk while expanding yield offerings.

●	CEX Abstraction Layer: Also on July 31, 2026, global exchange Bitget enabled its 125 million registered users to route capital directly into curated MetaMorpho vaults from centralized exchange accounts.

●	Asset Coverage: The integration supports one-click yield allocation for USDC and wrapped Bitcoin (bgBTC), completely abstracting smart contract interaction, gas management, and wallet setup for retail clients.

●	Balance Sheet Optimization: By delegating yield generation to audited, isolated on-chain vaults, CEXs can offer competitive return profiles without assuming direct counterparty or rehypothecation liabilities on their primary balance sheets.

3) APAC Regulatory Perimeter Entry: Morpho Deploys on HashKey’s HSK Chain

Institutional LaaS expanded into Asia’s regulated digital asset jurisdiction via a key regional partnership late last week.

●	Hong Kong Regulatory Alignment: On July 29, 2026, Morpho formally deployed its credit infrastructure on HashKey’s HSK Chain, marking its first regulated entry into the Hong Kong and broader APAC market.

●	Permissioned Vault Structures: The deployment focuses on compliant, institutional-grade lending pools tailored to regional family offices, asset managers, and licensed digital asset brokerages operating under the Hong Kong Securities and Futures Commission (SFC) framework.

●	Cross-Border Capital Flows: This move provides a compliant conduit for Asian institutional capital to access standardized, high-velocity on-chain credit primitives previously concentrated in Western and offshore venues.

4) Layer-2 Latency Optimization: Base Flashblocks Architecture for Real-Time DaaS

Performance upgrades on Coinbase’s Base Layer-2 network have crossed critical benchmarks required for high-frequency Neobanking and DaaS settlement.

●	Sub-Second Execution: Network diagnostics confirmed the stabilization of Base’s “Flashblocks” architecture, delivering approximately 200-millisecond transaction pre-confirmations.

●	Neobank API Integration: The reduction in block latency enables B2B Neobanks and automated treasury managers to execute high-frequency, sub-cent stablecoin micro-sweeps and algorithmic rebalancing without exposure to execution slippage or mempool front-running.

●	Stage 1 Security Scaling: Supported by an 11-entity Security Council and active fault-proof monitoring, Base’s technical architecture provides the requisite security guarantees for institutional asset managers routing commercial paper and RWA collateral through on-chain channels.

Market Interpretation

First, The Consolidation of the “Middleware” Thesis: The simultaneous adoption of Morpho by Uniswap (DEX) and Bitget (CEX) demonstrates that the battle for lending infrastructure is concluding. Modern financial front-ends-whether centralized or decentralized-are abandoning proprietary lending pools in favor of lean, immutable backend primitives that isolate credit risk while aggregating global liquidity.

Second, The Commoditization of User Interface: Front-end applications are realizing that their core moat lies in user acquisition, compliance, and UI/UX design, rather than liquidity management. By outsourcing yield infrastructure to LaaS protocols, platforms can convert passive deposits into yield-bearing assets instantaneously, expanding customer lifetime value (LTV) without increasing operational technical debt.

Third, APAC as the Next Growth Frontier for Regulated LaaS: The deployment on HashKey’s HSK Chain demonstrates that the regulatory landscape in Asia is maturing rapidly. By embedding modular lending rules inside permissioned subnets, protocol developers can satisfy strict regional KYC/AML guidelines while retaining the capital efficiency of public ledger clearing.

Outlook

1.	DEX-CEX Yield Arbitrage Compression: As major platforms standardize on shared LaaS backends, yield spreads between centralized exchange earn products and native DeFi vaults will compress to near-zero, leaving platform fees and user experience as the sole competitive differentiators.

2.	Expansion of CEX-Routed RWA Vaults: Following the Bitget and Uniswap deployments, we project centralized exchanges will roll out specialized vaults in Q3 2026 that allow users to pledge tokenized real-world assets (such as T-bills and private credit) as collateral for stablecoin borrowing.

3.	Institutional Model Audits in APAC: With HashKey integrating on-chain credit primitives, regulatory bodies in Hong Kong and Singapore are expected to publish formal risk-management guidelines targeting automated vault curators and algorithmic risk engines before the end of the fiscal year.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com

SOURCE: Black Titan Corp